FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                       ---             ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                        ---     ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release issued on December 22, 2004, by Stelmar Shipping Ltd. (the "Company").

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  December 22, 2004                     By: /s/ Olga Lambrianidou
                                                  ------------------------------
                                                  Name:  Olga Lambrianidou
                                                  Title: Corporate Secretary



02509.0004 #536141

                              FOR IMMEDIATE RELEASE


Company Contact:
Chuck Burgess
Managing Director
The Abernathy MacGregor Group
212-371-5999


          STELMAR SHIPPING LTD. COMMENCES MAILING OF PROXY MATERIALS IN
                         CONNECTION WITH PENDING MERGER

         ATHENS, Greece - December 22, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that it has commenced mailing proxy materials relating to a special meeting of Stelmar shareholders to be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on Thursday, January 20, 2005 at 10:00 a.m. (EST) for the purpose of voting upon the approval and authorization of the previously announced merger agreement between Stelmar and Overseas Shipholding Group, Inc. (NYSE: OSG). Stelmar anticipates that the merger will become effective as promptly as practicable after the special meeting, subject to its approval by shareholders.

         INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY MATERIALS FOR THE SPECIAL MEETING OF STELMAR SHAREHOLDERS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AGREEMENT AND THE MERGER.

         Stelmar will also furnish copies of the proxy materials to the U.S. Securities and Exchange Commission under cover of Form 6-K, which will be available for free on the U.S. Securities and Exchange Commission's website at www.sec.gov. In addition, copies of the proxy materials will also be posted on Stelmar's website, www.stelmar.com, and may also be obtained for free on request to Stelmar Shipping Ltd., Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece, Attention: Olga Lambrianidou, Secretary.

         For additional information or any questions regarding the special meeting of Stelmar shareholders, please call Innisfree M&A Incorporated, the proxy solicitation agent, at +1 (888) 750-5834 (toll-free from the U.S. and Canada) or +1 (646) 822-7410 (call collect from other locations). Banks and brokers may call collect at +1 (212) 750-5833.
About Stelmar Shipping Ltd.

         Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

About Overseas Shipholding Group, Inc.

         Overseas Shipholding Group, Inc. is one of the world's leading independent bulk shipping companies engaged primarily in the ocean transportation of crude oil and petroleum products. Parent's modern fleet consists of 61 oceangoing vessels that aggregate 11.2 million deadweight tons, of which 51 vessels operate in the international market and ten vessels operate in the U.S. flag market, making it the sixth largest independent tanker company in the world as measured by deadweight tons. Parent is the only major U.S. shipping company with significant operations in both the international and U.S. flag markets.

Forward-Looking Statements

         This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits; the time charter and spot charter markets; our mix of time and spot charters; prospective earnings; utilization of our vessels; our insurance claims expectations and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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